

August 25, 2014

John Wilson
Chief Executive Officer
Sprott Physical Gold Trust
Suite 2700, South Tower
Royal Bank Plaza
200 Bay Street
Toronto, Ontario
Canada, M5J 2J1

> **Re: Sprott Physical Gold Trust**
> **Form 40-F for fiscal year ended December 31, 2013**
> **Filed March 31, 2014**
> **File No. 001-34638**
>
> **Sprott Physical Silver Trust**
> **Form 40-F for fiscal year ended December 31, 2013**
> **Filed March 31, 2014**
> **File No. 001-34628**

Dear Mr. Wilson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Exhibit 99.5

General

1.   We note your disclosure on page 70 with respect to the Trust being unable to predict whether the units will trade above, at or below NAV. In future Exchange Acts report, please revise your disclosure where applicable to discuss whether there have been any tracking errors in the reporting period.

Fees and Expenses, page 51

2.   In your future Exchange Act reports, please disclose the amount paid in management fees for the prior reporting period.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Folake Ayoola, Senior Counsel, at (202) 551-3673 or me at (202) 551-3404 with any other questions.

Sincerely,

/s/ Kristina Aberg

Kristina Aberg
Attorney-Advisor

Cc: Anthony Tu-Sekine
       Seward & Kissel LLP